UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta expands production capacity in Brazil and Switzerland”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Bastien Musy
		USA	+1 202 737 8913	Switzerland	+41 61 323 1910
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland October 4, 2016

Syngenta expands production capacity in Brazil and Switzerland

•	Combined investment of $240 million to meet growing demand for best-in-class chemistry and seeds

•	Bringing winning innovation into the hands of growers

Syngenta has announced the completion of capacity expansion projects at key sites in Brazil and Switzerland. The Company has invested a combined total of $240 million in two plants in Brazil - a new ELATUS™ fungicide plant in Paulínia, São Paulo, and an expanded corn seed factory in Formosa, Goiás - and in expanding its manufacturing facility for S-Metolachlor in Kaisten, Switzerland. These projects will ensure the achievement of industry-leading efficiency.

The ELATUS™ formulation plant in Paulínia is the first in Latin America to make use of PEPITE® technology, which results in water-soluble granules, combining the properties of liquid use with the convenience and easy transportable advantage of a dry, solid product. The use of this formulation, in addition to the characteristics of ELATUS™ active ingredients, also improves transportation of the ingredients to the plant tissue, ensuring rapid and systemic protection of the crop. ELATUS™ sales in Latin America exceeded $400 million in 2015. It provides outstanding potency against soybean rust and provides long lasting control and increased yield benefits for the grower.

In Formosa, the installations at Syngenta’s corn seed plant have been quadrupled. The site will raise its production capacity from 400,000 to 1.6 million bags of corn per year.

The investment in Kaisten, Switzerland, has enabled significant production capacity expansion for S-Metolachlor, a leading herbicide used in many brands, including ACURON™, DUAL GOLD®, and LUMAX®. S-Metolachlor has proven to be a critical tool in managing weeds that are increasingly difficult to control in a number of crops, notably corn and soybean.

Mark Peacock, Syngenta Head of Global Operations, said: “With these investments in production capacity expansion, we confirm our long-term commitment to agricultural development and to bringing winning innovation into the hands of growers.”

Syngenta – October 4, 2016 / Page 1 of 2

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 4, 2016 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	October 4, 2016	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration